UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at March 7, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 7, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.tasekomines.com

TASEKO MINES 2007 ANNUAL AND SPECIAL GENERAL MEETING

March 7, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) will hold its Annual and Special General Meeting on March 15, 2007 at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia. The meeting will begin at 1:30 p.m. (PST) and will be webcast live.

Following the formal meeting, there will be a presentation by Taseko's President & CEO, Russell Hallbauer. Remarks will include a review of Taseko's results and performance over the past year, commentary on strategy and future initiatives and a discussion on the outlook for the Company.

The event will be webcast live at www.tasekomines.com.

Taseko is focused on creating wealth through the operation, development and acquisition of mineral projects. Its main assets are the Gibraltar copper-molybdenum mine, the Prosperity copper-gold project and the Harmony gold project. Taseko Mines shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "TKO" and on the American Stock Exchange in the United States under the trading symbol "TGB".

No regulatory authority has approved or disapproved the information contained in this news release.